SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 10)

Under the Securities Exchange Act of 1934*

Mazor Robotics Ltd.

(Name of Issuer)

American Depository Shares
Represented by American Depository Receipts
(Each Representing Two Ordinary Shares,
Par Value NIS 0.01 Per Share)

(Title of Class of Securities)

57886P103

(CUSIP Number)

Larry N. Feinberg
c/o Oracle Investment Management, Inc.
200 Greenwich Avenue
Greenwich, CT 06830
(203) 862-7900

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

With a copy to:

Jeffrey Hochman, Esq.
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, New York 10019
(212) 728-8000

January 3, 2018

(Date of Event which Requires
Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13D/A

CUSIP No. 57886P103		Page 2 of 14

1		NAMES OF REPORTING PERSONS Larry N. Feinberg
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) PF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 50,000*
	8	SHARED VOTING POWER 1,197,776**
	9	SOLE DISPOSITIVE POWER 50,000*
	10	SHARED DISPOSITIVE POWER 1,197,776**
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,247,776***
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.88%****
14		TYPE OF REPORTING PERSON (See Instructions) IN

* American Depositary Shares, which represent 100,000 ordinary shares.
** American Depositary Shares, which represent 2,395,552 ordinary shares.
*** American Depositary Shares, which represent 2,495,552 ordinary shares.
**** Calculated based on 51,178,672 ordinary shares outstanding as of September 30, 2017, according to information furnished by Mazor Robotics Ltd. on October 2, 2017.

SCHEDULE 13D/A
CUSIP No. 57886P103		Page 3 of 14

1		NAMES OF REPORTING PERSONS Oracle Associates, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) N/A
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,182,076*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,182,076*
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,182,076*
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.62%**
14		TYPE OF REPORTING PERSON (See Instructions) OO
* American Depositary Shares, which represent 2,364,152 ordinary shares.
** Calculated based on 51,178,672 ordinary shares outstanding as of September 30, 2017, according to information furnished by Mazor Robotics Ltd. on October 2, 2017.

SCHEDULE 13D/A
CUSIP No. 57886P103		Page 4 of 14

1		NAMES OF REPORTING PERSONS Oracle Partners, LP
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 864,920*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 864,920*
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 864,920*
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.38%**
14		TYPE OF REPORTING PERSON (See Instructions) PN
* American Depositary Shares, which represent 1,729,840 ordinary shares.
** Calculated based on 51,178,672 ordinary shares outstanding as of September 30, 2017, according to information furnished by Mazor Robotics Ltd. on October 2, 2017.

SCHEDULE 13D/A
CUSIP No. 57886P103		Page 5 of 14

1		NAMES OF REPORTING PERSONS Oracle Institutional Partners, LP
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) N/A
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 134,109*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 134,109*
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 134,109*
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.52%**
14		TYPE OF REPORTING PERSON (See Instructions) PN
* American Depositary Shares, which represent 268,218 ordinary shares.
** Calculated based on 51,178,672 ordinary shares outstanding as of September 30, 2017, according to information furnished by Mazor Robotics Ltd. on October 2, 2017.

SCHEDULE 13D/A
CUSIP No. 57886P103		Page 6 of 14

1		NAMES OF REPORTING PERSONS Oracle Ten Fund Master, LP
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) N/A
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 183,047*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 183,047*
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 183,047*
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.72%**
14		TYPE OF REPORTING PERSON (See Instructions) OO
* American Depositary Shares, which represent 366,094 ordinary shares.
** Calculated based on 51,178,672 ordinary shares outstanding as of September 30, 2017, according to information furnished by Mazor Robotics Ltd. on October 2, 2017.

SCHEDULE 13D/A
CUSIP No. 57886P103		Page 7 of 14

1		NAMES OF REPORTING PERSONS Oracle Investment Management, Inc.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) N/A
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,195,076*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,195,076*
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,195,076*
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.67%**
14		TYPE OF REPORTING PERSON (See Instructions) OO
* American Depositary Shares, which represent 2,390,152 ordinary shares.
** Calculated based on 51,178,672 ordinary shares outstanding as of September 30, 2017, according to information furnished by Mazor Robotics Ltd. on October 2, 2017.

SCHEDULE 13D/A
CUSIP No. 57886P103		Page 8 of 14

1		NAMES OF REPORTING PERSONS Oracle Investment Management, Inc. Employees’ Retirement Plan
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 13,000*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 13,000*
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,000*
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.05%**
14		TYPE OF REPORTING PERSON (See Instructions) PN
* American Depositary Shares, which represent 26,000 ordinary shares.
** Calculated based on 51,178,672 ordinary shares outstanding as of September 30, 2017, according to information furnished by Mazor Robotics Ltd. on October 2, 2017.

SCHEDULE 13D/A
CUSIP No. 57886P103		Page 9 of 14

1		NAMES OF REPORTING PERSONS The Feinberg Family Foundation
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) N/A
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,700*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,700*
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,700*
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.01%**
14		TYPE OF REPORTING PERSON (See Instructions) PN
* American Depositary Shares, which represent 5,400 ordinary shares.
** Calculated based on 51,178,672 ordinary shares outstanding as of September 30, 2017, according to information furnished by Mazor Robotics Ltd. on October 2, 2017.

 Pursuant to Rule 13d-2 under the Act, this Amendment No. 10 to Schedule 13D (this “Amendment”) amends and supplements the Schedule 13D filed on June 6, 2013 (the “Original Schedule 13D”), as amended on May 5, 2014 (“Amendment No. 1”), October 9, 2014 (“Amendment No. 2”), December 5, 2014 (“Amendment No. 3”), June 30, 2015 (“Amendment No. 4”), October 30, 2015 (“Amendment No. 5”), January 27, 2016 (“Amendment No. 6”), April 25, 2017 (“Amendment No. 7”), October 19, 2017 (“Amendment No. 8”) and November 2, 2017 (“Amendment No. 9” and, collectively with the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8 and this Amendment, the “Schedule 13D”), and is being filed on behalf of Oracle Partners, L.P., a Delaware limited partnership (“Oracle Partners”), Oracle Institutional Partners, L.P., a Delaware limited partnership (“Oracle Institutional Partners”), Oracle Ten Fund Master, LP, a Cayman Islands exempted company (“Oracle Ten Fund”), Oracle Associates, LLC, a Delaware limited liability company and the general partner of Oracle Partners, Oracle Institutional Partners and Oracle Ten Fund (“Oracle Associates”), Oracle Investment Management, Inc. Employees’ Retirement Plan, an employee benefit plan organized in Connecticut (the “Retirement Plan”), Oracle Investment Management, Inc., a Delaware corporation and the investment manager to Oracle Partners, Oracle Institutional Partners, Oracle Ten Fund and the Retirement Plan (the “Investment Manager”), The Feinberg Family Foundation, a foundation organized in Connecticut (the “Foundation”), and Larry N. Feinberg, the managing member of Oracle Associates and the sole shareholder, director and president of the Investment Manager (each of the foregoing, a “Reporting Person” and collectively, the “Reporting Persons”).  This Amendment relates to the American Depositary Shares (“American Depositary Shares” or “ADSs”) represented by American Depositary Receipts of ordinary shares, par value NIS 0.01 (the “Ordinary Shares”) of Mazor Robotics Ltd., an Israeli company (the “Company”).

The Reporting Persons are filing this Amendment to report a decrease in their beneficial ownership of American Depositary Shares resulting from net dispositions of American Depositary Shares.  As a result of these dispositions, the Reporting Persons’ beneficial ownership has decreased below 5% of the outstanding Ordinary Shares and this Amendment shall accordingly constitute an exit filing for the Reporting Persons.

All capitalized terms used herein which are not defined herein have the meanings given to such terms in the Schedule 13D.

Item 3.   Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby supplemented as follows:

As described in Item 5, the Reporting Persons purchased 8,612 ADSs for an aggregate purchase price of $493,071 to cover the settlement of certain short positions.  All of the funds required to acquire these additional ADSs were furnished from the working capital of the Reporting Persons.

Item 5.   Interest in Securities of the Issuer.

Items 5(a)-(c) of the Schedule 13D are hereby amended and restated in their entirety as follows:

(a)   As of January 3, 2018:
(i)   Oracle Partners may be deemed to beneficially own 864,920 American Depositary Shares, representing 3.38% of the outstanding Ordinary Shares;

(ii)   Oracle Ten Fund may be deemed to beneficially own 183,047 American Depositary Shares, representing 0.72% of the outstanding Ordinary Shares;
(iii)   Oracle Institutional Partners may be deemed to beneficially own 134,109 American Depositary Shares, representing 0.52% of the outstanding Ordinary Shares;
(iv)   Oracle Associates, due to its relationship with Oracle Partners, Oracle Institutional Partners and Oracle Ten Fund, may be deemed to beneficially own 1,182,076 American Depositary Shares, representing 4.62% of the outstanding Ordinary Shares;
(v)   the Foundation may be deemed to beneficially own 2,700 American Depositary Shares, representing 0.01% of the outstanding Ordinary Shares;
(vi)   the Retirement Plan may be deemed to beneficially own 13,000 American Depositary Shares, representing 0.05% of the outstanding Ordinary Shares;
(vii)   Investment Manager, due to its relationship with Oracle Partners, Oracle Institutional Partners, Oracle Ten Fund and the Retirement Plan, may be deemed to beneficially own 1,195,076 American Depositary Shares, representing 4.67% of the outstanding Ordinary Shares;
(viii)  Mr. Feinberg, due to his respective relationships with the other Reporting Persons, may be deemed to beneficially own 1,247,776 American Depositary Shares, representing 4.88% of the outstanding Ordinary Shares, in each case, based on 51,178,672 Ordinary Shares outstanding as of September 30, 2017, as reported by the Company to representatives of the Reporting Persons on October 2, 2017.
    The Reporting Persons may be deemed to constitute a “person” or “group” within the meaning of Section 13(d)(3) of the Exchange Act. The filing of this Schedule 13D shall not be construed as an admission of such beneficial ownership or that the Reporting Persons constitute a person or a group.
(b)   Each of the Reporting Persons shares the power to vote or to direct the vote and to dispose or to direct the disposition of the American Depositary Shares it may be deemed to beneficially own as described in Item 5(a) above.

(c)   The Reporting Persons have not effected any transactions in the American Depositary Shares in the last sixty days other than the following transactions:

Transacting Party	Date	Transaction Type	Number of ADSs	Price Per ADS (excluding commissions)
Oracle Partners	11/6/2017	Open Market Sale	5,700	$58.24
Oracle Partners	11/6/2017	Open Market Purchase	6,300	$57.22
Oracle Partners	11/8/2017	Open Market Sale	4,000	$61.54
Oracle Partners	11/9/2017	Open Market Sale	15,566	$61.65
Oracle Partners	11/10/2017	Open Market Sale	6,800	$60.03
Oracle Partners	11/13/2017	Open Market Sale	11,019	$60.56
Oracle Partners	11/14/2017	Open Market Sale	2,750	$59.98

Oracle Partners	11/16/2017	Open Market Sale	5,120	$58.57
Oracle Partners	11/20/2017	Open Market Sale	2,000	$61.05

Oracle Institutional Partners	11/6/2017	Open Market Sale	900	$58.24
Oracle Institutional Partners	11/6/2017	Open Market Purchase	950	$57.22
Oracle Institutional Partners	11/6/2017	Open Market Sale	100	$58.24
Oracle Institutional Partners	11/8/2017	Open Market Sale	600	$61.54
Oracle Institutional Partners	11/9/2017	Open Market Sale	3,000	$61.56
Oracle Institutional Partners	11/10/2017	Open Market Sale	1,050	$60.03
Oracle Institutional Partners	11/13/2017	Open Market Sale	1,500	$60.56
Oracle Institutional Partners	11/14/2017	Open Market Sale	600	$59.98
Oracle Institutional Partners	11/16/2017	Open Market Sale	750	$58.57
Oracle Institutional Partners	11/20/2017	Open Market Sale	300	$61.05

Oracle Ten Fund	11/6/2017	Open Market Purchase	1,362	$57.22
Oracle Ten Fund	11/6/2017	Open Market Sale	1,049	$58.24
Oracle Ten Fund	11/8/2017	Open Market Sale	909	$61.54
Oracle Ten Fund	11/10/2017	Open Market Sale	1,466	$60.03
Oracle Ten Fund	11/14/2017	Open Market Sale	17	$59.98
Oracle Ten Fund	11/20/2017	Open Market Sale	442	$61.05

Retirement	1/3/2018	Open Market Sale	4,000	$55.57

Foundation	1/3/2018	Open Market Sale	1,000	$55.57

(e)   As of January 3, 2018, each of the Reporting Persons has ceased to be the beneficial holder of 5% of the outstanding Ordinary Shares.
Item 6.      Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.
   The last paragraph of Item 6 of the Schedule 13D is hereby amended and restated as follows:
   In connection with their ownership of 1,252,776 ADSs, the Reporting Persons have entered into certain arrangements to hedge such positions and, after closing out certain of such arrangements, as of January 3, 2018, will be required to return 923,721 ADSs previously borrowed from lenders of such ADSs.

SIGNATURES
After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: January 3, 2018	ORACLE PARTNERS, L.P. By: ORACLE ASSOCIATES, LLC, its general partner By: /s/ Larry N. Feinberg Name: Larry N. Feinberg Title: Managing Member
Dated: January 3, 2018	ORACLE INSTITUTIONAL PARTNERS, L.P. By: ORACLE ASSOCIATES, LLC, its general partner By: /s/ Larry N. Feinberg Name: Larry N. Feinberg Title: Managing Member
Dated: January 3, 2018	ORACLE TEN FUND MASTER, LP By: ORACLE ASSOCIATES, LLC, its general partner By: /s/ Larry N. Feinberg Name: Larry N. Feinberg Title: Managing Member
Dated: January 3, 2018	ORACLE ASSOCIATES, LLC By: /s/ Larry N. Feinberg Name: Larry N. Feinberg Title: Managing Member

Dated: January 3, 2018	ORACLE INVESTMENT MANAGEMENT, INC. By: /s/ Larry N. Feinberg Name: Larry N. Feinberg Title: President and Director
Dated: January 3, 2018	THE FEINBERG FAMILY FOUNDATION By: /s/ Larry N. Feinberg Name: Larry N. Feinberg Title: Trustee
Dated: January 3, 2018	ORACLE INVESTMENT MANAGEMENT, INC. EMPLOYEES’ RETIREMENT PLAN By: /s/ Larry N. Feinberg Name: Larry N. Feinberg Title: Trustee
Dated: January 3, 2018	LARRY N. FEINBERG By: /s/ Larry N. Feinberg